SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITRs
TYPE OF COMPANY: COMMERCIAL,	Corporate Legislation
MANUFACTURING AND OTHER	September 30, 2003

Registration with CVM should not be construed as an evaluation of the company. Company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07
4 - NIRE (State Registration Number) 3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar			2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1201	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 - NAME Luis Felipe Pedreira Dutra Leite
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 - 4º andar			3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 2122-1526	14 - FAX -	15 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.04 -ITR REFERENCE AND AUDITOR INFORMATION

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNIG	2 - END	3 - QUARTER	4 - BEGINNIG	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2003	12/31/2003	3	07/01/2003	09/30/2003	2	04/01/2003	06/30/2003
09 - INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes					10 - CVM CODE 00287-9
11. RESPONSIBLE PARTNER Paulo Cesar Estevão Netto					12 - CPF (RESPONSIBLE PARTNER'S INDIVIDUAL TAX ID) 018.950.957-00

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 09/30/2003	2 - PREVIOUS QUARTER 06/30/2003	3 - SAME QUARTER, PREVIOUS YEAR 09/30/2002
Paid-in Capital
1 - Common	15,735,878	15,735,878	15,795,903
2 - Preferred	22,801,455	22,801,455	22,824,827
3 - Total	38,537,333	38,537,333	38,620,730
Treasury Stock
4 - Common	104,546	104,546	40,400
5 - Preferred	498,254	399,489	81,837
6 - Total	602,800	504,035	122,237

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1030100 - Beverages
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	09/02/2003	Dividend	10/13/2003	ON	0.0123000000
02	RCA	09/02/2003	Dividend	10/13/2003	PN	0.0135300000
03	RCA	09/02/2003	Interest on Own Capital	10/13/2003	ON	0.0055294000
04	RCA	09/02/2003	Interest on Own Capital	10/13/2003	PN	0.0060824000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	6 - NUMBER OF SHARES ISSUED (THOUSANDS)	7 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 11/03/2003	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of reais)

1 - Code	2 - Description	3 - 09/30/2003	4 - 06/30/2003
1	Total assets	6,162,037	5,836,913
1.01	Current assets	178,816	135,964
1.01.01	Available funds	7	72
1.01.01.01	Cash and cash equivalents	7	72
1.01.02	Credits	47,602	46,169
1.01.02.01	Taxes recoverable	47,602	46,169
1.01.03	Inventories
1.01.04	Other	131,207	89,723
1.01.04.01	Dividends and/or interest on own capital receivable	130,590	89,458
1.01.04.02	Other assets	617	265
1.02	Long-term receivables	547,187	512,717
1.02.01	Sundry credits	469,202	434,732
1.02.01.01	Deposits in court	43,600	43,890
1.02.01.02	Advances to employees for purchase of shares	191,605	189,584
1.02.01.03	Deferred income tax and social contribution	233,997	201,258
1.02.02	Receivables from related parties
1.02.02.01	Associated companies
1.02.02.02	Subsidiaries
1.02.02.03	Other related parties
1.02.03	Other	77,985	77,985
1.02.03.01	Other assets	77,985	77,985
1.03	Permanent assets	5,436,034	5,188,232
1.03.01	Investments	5,436,034	5,188,232
1.03.01.01	Associated companies
1.03.01.02	Subsidiaries	5,434,480	5,187,221
1.03.01.02.01	Subsidiaries	5,094,314	4,825,870
1.03.01.02.02	Subsidiaries - Goodwill/Negative goodwill (net)	340,166	361,351
1.03.01.03	Other investments	1,554	1,011
1.03.02	Property, plant and equipment
1.03.03	Deferred charges

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of reais)

1 - Code	2 - Description	3 - 09/30/2003	4 - 06/30/2003
2	Total liabilities and shareholders' equity	6,162,037	5,836,913
2.01	Current liabilities	848,231	315,747
2.01.01	Loans and financings
2.01.02	Debentures
2.01.03	Suppliers
2.01.04	Taxes, charges and contributions	79	431
2.01.04.01	Other taxes, charges and contributions	79	431
2.01.05	Dividends payable	843,442	228,664
2.01.05.01	Dividends payable	723,146	5,467
2.01.05.02	Provision for interest on own capital	120,296	223,197
2.01.06	Provisions	4,221	819
2.01.06.01	Social and labor	2,087	403
2.01.06.02	Statutory	2,134	416
2.01.07	Payable to related parties	489	85,790
2.01.08	Other		43
2.01.08.01	Payroll, profit sharing and related charges
2.01.08.02	Other liabilities		43
2.02	Long-term liabilities	1,161,772	1,044,718
2.02.01	Loans and financings
2.02.02	Debentures
2.02.03	Provisions	138,218	125,631
2.02.03.01	For contingencies	138,218	125,631
2.02.04	Payable to related parties	1,023,554	918,659
2.02.05	Other		428
2.03	Deferred income
2.05	Shareholders' equity	4,152,034	4,476,448
2.05.01	Paid-in capital	3,124,059	3,124,059
2.05.02	Capital reserves	16,592	16,592
2.05.02.01	Advances for future capital increase
2.05.02.02	Share repurchase option premium	4,867	4,867
2.05.02.03	Premium on sale of treasury stock	11,725	11,725
2.05.03	Revaluation reserves
2.05.03.01	Own assets
2.05.03.02	Subsidiary/associated companies
2.05.04	Revenue reserves	871,599	921,523
2.05.04.01	Legal	138,253	138,253
2.05.04.02	Statutory	928,732	954,606
2.05.04.02.01	For investments	928,732	928,732
2.05.04.03	For contingencies
2.05.04.04	Unrealized profits
2.05.04.05	Profit retention	25,874	25,874
2.05.04.05.01	Future capital increase	25,874	25,874
2.05.04.06	Special reserve for undistributed dividends
2.05.04.07	Other revenue reserves	(221,260)	(171,336)
2.05.04.07.01	Treasury stock	(221,260)	(171,336)
2.05.05	Retained earnings	139,784	414,274

03.01 - INCOME STATEMENT (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2003 to 09/30/2003	4 - 01/01/2003 to 09/30/2003	5 - 07/01/2002 to 09/30/2002	6 - 01/01/2002 to 09/30/2002
3.01	Gross sales and/or services
3.02	Deductions
3.03	Net sales and/or services
3.04	Cost of sales and/or services
3.05	Gross profit
3.06	Operating Expenses/Income	309,407	1,093,689	494,955	1,066,579
3.06.01	Selling
3.06.02	General and administrative	(11,147)	(13,968)	(4,628)	(8,260)
3.06.02.01	Administrative	(156)	(1,125)	(1,083)	(3,300)
3.06.02.02	Management fees	(1,964)	(2,852)	(1,473)	(4,237)
3.06.02.03	Provisions for contingencies	(9,027)	(9,991)	(2,072)	(723)
3.06.03	Financial	(331)	(29,732)	(10,703)	(38,635)
3.06.03.01	Financial income	7,388	28,821	11,567	20,659
3.06.03.02	Financial expenses	(7,719)	(58,553)	(22,270)	(59,294)
3.06.04	Other operating income	338	357	204,859	204,859
3.06.05	Other operating expenses	(21,702)	(64,131)	(127,031)	(212,738)
3.06.05.01	Goodwill amortization - subsidiaries	(21,184)	(63,553)	(21,185)	(63,554)
3.06.05.02	Other	(518)	(578)	(105,846)	(149,184)
3.06.06	Equity in the earnings of subsidiaries	342,249	1,201,163	432,458	1,121,353
3.07	Operating profit	309,407	1,093,689	494,955	1,066,579
3.08	Non-operating results	(70)	(215,513)
3.08.01	Income	(1)
3.08.02	Expenses	(69)	(215,513)
3.09	Income before taxes/profit sharing	309,337	878,176	494,955	1,066,579
3.10	Income tax and social contribution
3.11	Deferred income tax and social contribution	32,739	94,223	2,482	16,662
3.12	Statutory profit sharing/contributions	(1,718)	5,430		(4,342)

03.01 - INCOME STATEMENT (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2003 to 09/30/2003	4 - 01/01/2003 to 09/30/2003	5 - 07/01/2002 to 09/30/2002	6 - 01/01/2002 to 09/30/2002
3.12.01	Profit sharing	(1,718)	5,430		(4,342)
3.12.01.01	Management	(1,718)	5,430		(4,342)
3.12.02	Contributions
3.13	Reversal of interest on own capital
3.15	Net income for the period	340,358	977,829	497,437	1,078,899
	SHARES OUTSTANDING EXCLUDING TREASURY STOCK (in thousands)	37,934,533	37,934,533	38,498,493	38,498,493
	EARNINGS PER SHARE	0.00897	0.02578	0.01292	0.02802
	LOSS PER SHARE

04.01 - Notes to the Quarterly Financial Statements (in thousands of reais)

1 Operating Activities

(a) General considerations

Companhia de Bebidas das Américas - AmBev (the Company or AmBev), headquartered in São Paulo, Brazil, produces beer, draft beer, soft drinks, other non-alcoholic beverages, and malt either directly or by participating in other companies in Brazil and other Latin American countries.

AmBev has a franchise agreement with PepsiCo International, Inc. (PepsiCo) to bottle, sell and distribute Pepsi products in Brazil, including Gatorade, the isotonic sports drink, which is still under scrutiny by the Administrative Council for Economic Defense (CADE). There is also an agreement allowing Guaraná Antarctica, a soft drink, to be bottled, sold and distributed outside Brazil by PepsiCo. Based on this agreement, this product is already being sold in Portugal, Puerto Rico and Spain.

In July 2003, the Company increased by R$ 20,842 the capital of its subsidiary in Guatemala, Industrias del Atlántico (Atlántico), which started operations during the month of September 2003.

In October 2003, the Company announced an agreement to purchase certain assets from Embotelladora Rivera, in Peru. With this transaction, the Company will acquire the franchise from PepsiCo to produce, market and sell Pepsi products in Lima and in that country's northern region.

AmBev shares are traded on the São Paulo Stock Exchange (BOVESPA), and on the New York Stock Exchange (NYSE), as American Depositary Receipts (ADRs).

(b) Strategic alliance with Quinsa

In January 2003, AmBev and Quilmes Industrial S.A. (Quinsa) announced the conclusion of a strategic alliance to integrate their operations, mainly in the Southern Cone Common Market (Mercosul).

Part of this strategic alliance contemplates licensing and distribution agreements, under which Quinsa will produce and sell AmBev's - and its subsidiaries' - beer brands in Argentina, Bolivia, Paraguay, Uruguay and Chile, and in turn AmBev may import, produce and sell Quinsa's brands in Brazil.

During the quarter ended March 31, 2003, the Company acquired initially, through a subsidiary, 230,920,000 Class A shares and 26,388,914 Class B shares issued by Quinsa, as well as 8.6% of the capital stock of Quilmes International (Bermuda) Ltd. (QIB), totaling an aggregate economic interest of 40.5%, for the amount of R$ 1,729,728 (paid in cash of R$ 1,429,073 and by contribution of assets located in Mercosur, at book value, in the amount of R$ 300,655). The goodwill that was determined is based on future profitability, and will be amortized over ten years.

Quinsa's controlling shareholders have the right to exchange their 373.5 million Class A shares issued by Quinsa for AmBev shares during specified periods in each year starting as from April 2003. AmBev also has the right to determine the exchange of Class A shares issued by Quinsa for AmBev shares starting from the end of the 7th year (as from April 2003). In both cases, the number of AmBev shares to be issued to Quinsa's controlling shareholders will be determined based on the respective EBITDAs of the two companies.

The transaction was approved by the Comisión Nacional de Defensa de la Competencia ("CNDC"), the Argentinean anti-trust authority, subject to the following restrictions:

(i) Within twelve months, as from January 14, 2003, Quinsa and AmBev (the Parties) must sell the following assets:

To an independent financially sound foreign brewery which does not produce beer in the Argentine market (the Buyer):

  The Bieckert and Palermo brands;

  Transfer of the license to produce the Heineken brand. In the event the transfer of this license is not feasible (i.e., considered prejudicial to the Parties), the Imperial brand must then be sold instead of the Heineken brand;

  The Norte brand, at the Buyer's discretion, provided an agreement is reached regarding the price. In case of impasse, the price shall be determined by the evaluation to be made by an investment bank appointed by the Parties, whose reputation shall be internationally recognized; and

  The brewery located in Lujan, where the Brahma brand was produced.

To a third party other than the Buyer and which does not produce beer in the Argentine market:

  The malt production unit, near the Bieckert beer production unit, located in Llavallol, Buenos Aires, Argentina. Alternatively, the Parties may agree to transfer to this third-party, the rights to produce malt in that unit for a period of ten years.

(ii) Within twelve months, as from January 14, 2003, the Parties must submit documentation to Argentina's anti-trust and fair trade authorities, evidencing their commitment to:

  Permit the Buyer access to Quinsa's distribution network in Argentina for a period of seven years, starting on the date the assets mentioned in item (i) are sold, for the brands sold to the Buyer; and

  Not to induce consumers and clients to purchase other products in cross-selling operations with beer.

(iii) The Parties shall be committed with the Buyer to produce the Bieckert, Palermo and Heineken or Imperial (according to the circumstances) brands, for a two-year period, as from the date on which these assets are sold.

In April 2003, Cervecería Salta S.A. (a company belonging to the CCU group), filed a cautionary measure in the court of the Federal Justice in the Province of Salta, to claim the right to participate in the process of acquisition of the assets mentioned in item (i). As a consequence of this action, the originally imposed deadlines are currently suspended, pending the resolution of the present issue.

2 Significant Accounting Practices

(a) Quarterly information

The Company's quarterly information has been prepared and is presented in accordance with accounting practices adopted in Brazil (Brazilian GAAP) and the regulations of the Brazilian Securities Commission (CVM).

The preparation of quarterly information requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and other transactions, including the estimates related to the useful lives of fixed assets, provisions necessary for contingent liabilities, provisions for income tax and other similar provisions. Although they are the best estimates of management, actual results could differ from those estimates.

(b) Determination of net income

Income and expenses are recorded on the accrual basis. Sales revenues and cost of sales are recorded upon delivery of products.

(c) Current assets and long term receivables

Cash and cash equivalents, represented by highly-liquid investments with original maturity of 90 days or less, are recorded at acquisition cost, equivalent to their market value. Financial investments, substantially represented by notes and securities, government securities, bank deposit certificates and investment fund quotas, including those denominated in foreign currency, are recorded at cost, plus accrued earnings when applicable; a provision is made for the reduction to market values when necessary.

The balance of financial investments at September 30, 2003 includes bank deposits and financial investments given as guarantee in connection with the issuance of foreign debt securities of subsidiaries, in the amount of R$ 178,550 (June 30, 2003 - R$ 174,455).

The consolidated provision for doubtful accounts receivable of R$ 179,085 on September 30, 2003 (R$ 173,630 on June 30, 2003) is recorded at an amount considered sufficient by management to cover probable losses on realization of the receivables.

Inventories are recorded at the average cost of purchases or production, adjusted by a provision for reduction to realization values when necessary. On September 30, 2003, the consolidated provision for reduction of inventories to net realization value amounted to R$ 19,716 (June 30, 2003 - R$ 16,207), and was recorded under Supplies and other, net.

Advertising and marketing expenses are deferred within each fiscal year and systematically appropriated to results of each month, in accordance with the projected sales volume, thereby reflecting the seasonal nature of monthly sales.

Other current assets and long-term receivables are recorded at cost, including, when applicable, accrued earnings. A provision for reduction to market values is recorded when necessary.

(d) Permanent assets

The investments of the Parent Company in subsidiaries and jointly-controlled companies are recorded using the equity method of accounting, including, in the initial determination, the harmonization of accounting practices with those adopted by the Company and the separation of the acquisition cost into equity investment, goodwill and negative goodwill. Goodwill based on the appreciation of property, plant and equipment is amortized proportionally to the depreciation or realization of the book value of the assets, whereas the goodwill attributable to future profitability is amortized over five to ten years. Amortization of goodwill is recorded under Other operating expenses. Negative goodwill, attributed to various economic reasons, will only be amortized in the event of sale, in accordance with CVM regulations.

Property, plant and equipment are stated at cost and include the interest incurred in financing the construction of certain qualified assets. Maintenance and repair costs are recorded as expenses when incurred. Losses from breakages of bottles and crates during production are included in the cost of sales. Depreciation is calculated on the straight-line method, considering the useful lives of the assets, at the annual rates listed in Note 5.

Amortization of deferred charges is calculated on the straight-line basis, in up to ten years, as from the start of operations. The write-off of deferred assets is recorded when totally amortized.

(e) Translation of the financial statements of foreign subsidiaries and associated companies

With the exception of the operations mentioned in the following paragraph, the financial statements of foreign subsidiaries and associated companies are prepared using the local currency as their functional currency (the functional currency of a company is the currency of the economic system in which the company operates), adjusted to reflect the inflation rate, when applicable, based on the variation of local price indices. Accordingly, their assets, liabilities and shareholders' equity are translated into Reais at the current exchange rate on the date of the financial statements. Income statement accounts are translated and kept in Reais at the average exchange rate of the period. The net result is adjusted to the current exchange rate on the date of the financial statements and the difference is included under Other operating income.

The US dollar was adopted as the functional currency for malt operations in Argentina and Uruguay, since their prices and cash flows are substantially based on that currency. Thus the following procedures are adopted when preparing the financial statements of these subsidiaries:

(i) inventories, property, plant and equipment, accumulated depreciation, as well as shareholders' equity accounts are translated into US dollars at historical exchange rates and converted into Reais, as with monetary assets and liabilities, at the exchange rates on the date of the financial statements;

(ii) depreciation and other costs and expenses related to assets translated at historical exchange rates are calculated based on the value of assets in US dollars and converted and kept in Reais at the average exchange rate for the period. Other income accounts are translated and kept in Reais at the average exchange rates for the period. The net result is adjusted to the current exchange rate on the date of the financial statements and the difference is included under Other operating income.

As a result of the translation process, other gains and losses arising from the consolidation are recorded in the results of operations of the Company for the period under Other operating income.

Pursuant to Decree No. 664/2003 of Argentina's Federal Government, the financial statements of the Quinsa Group's subsidiaries located in Argentina were no longer adjusted for the inflation as of March 1, 2003.

(f) Current and long-term liabilities

Current and long-term liabilities are stated at known or estimated values, including accrued charges and monetary corrections, where applicable.

(g) Forwards and currency and interest rate swaps

The nominal values of cross-currency interest rate swap operations and forwards are not recorded in the balance sheet.

The Company enters into derivative financial instruments to hedge its consolidated exposure to currency and interest rate risks, which does not prevent redemption prior to their final maturities. Accordingly, as determined by Corporate Law, operations undesignated for accounting purposes are measured at the lower of cost based on the contractual conditions between the Company and third parties (value of the yield curve) or market value.

In order to neutralize the result of certain swaps, the Company contracts other identical operations of offsetting positions, with the same value at maturity, the same settlement date and the same restatement index. Accordingly, the two offsetting positions are measured based on the value of the yield curve, being treated as designated for accounting purposes.

(h) Forward and swap operations in commodities

The Company enters into derivative financial instruments to hedge its consolidated exposure to prices of raw material to be acquired, denominated in foreign currency.

The net results of such derivative instruments, designated for accounting purposes as hedging, are recorded at cost (equivalent to their market value), deferred and recorded in the Company's balance sheet under "Credits" or "Other liabilities", and recognized in the result when the product is sold under "Cost of products sold".

(i) Provision for contingencies and liabilities related to fiscal claims

Provisions for contingencies are updated for labor, tax, civil and commercial claims being contested at administrative and judicial levels, based on estimates of losses determined by the Company's and its subsidiaries' external legal advisors, for lawsuits in which a loss is considered probable.

Tax savings obtained based on provisional injunctions relating to claims filed by the Company and its subsidiaries against the tax authorities, if recognized in the statement of income, are subject to provisioning until assured through a final favorable legal decision.

(j) Investment tax credits

Certain of the Company's subsidiaries have state fiscal incentive programs for the deferral of sales taxes in which taxes are partially or totally reduced. In some states the grace periods and reductions are unconditional. Where conditions have been established, however, they are related to events under the Company's control. The benefits of the reduction in the payment of taxes are treated as a reserve for investment tax credits and recorded in the shareholders' equity of the subsidiaries on the accrual basis, or when the subsidiaries comply with the principal requirements of state programs in order to obtain the benefits granted. This benefit is recorded as Other operating income in the Company's consolidated financial statements (quarter ended September 30, 2003 - R$ 43,952, September 30, 2002 - R$40,236).

(k) Income tax and social contribution on net income (CSLL)

Income tax and social contribution on net income are calculated at rates determined by applicable tax law. Charges are recorded on the accrual basis, including deferred taxes calculated on the temporary differences between the book and tax bases of assets and liabilities.

Deferred income tax is also recorded as an asset, corresponding to future tax benefits of income tax losses and negative social contribution bases for subsidiaries and associated companies in which the realization of benefits is considered probable, over a maximum period of ten years, based on the present value of taxable income projections, pursuant to CVM Regulation 273/98 and CVM Instruction 371/02.

(l) Employee benefits

As required by Accounting Rules and Procedures (NPC No. 26) - "Accounting for Employee Benefits" - issued by the Brazilian Institute of Independent Auditors (IBRACON) and approved by CVM Deliberation 371/00, the Company recognizes actuarial assets and liabilities related to benefits paid to employees.

The initial effect arising from the implementation of NPC No. 26 was recorded directly in the shareholders' equity of the subsidiary CBB on December 31, 2001.

(m) Consolidated financial statements

All assets, liabilities and results of subsidiary companies are consolidated, the interest of minority shareholders in shareholders' equity and in the results of subsidiaries being segregated.

Investments in subsidiaries and the portion corresponding to their shareholders' equities, as well as intercompany assets, liabilities, income and expenses, were eliminated on consolidation. Also, the portion of unrealized income arising from the purchase of raw materials and products from subsidiaries, included in the balance of inventory at the end of each period, is eliminated.

The consolidated financial statements include the financial statements, prepared at the same dates, of the companies either directly or indirectly controlled by the Company.

For investees which are jointly-controlled through a shareholders' agreement, listed below, the consolidation includes the assets, liabilities and results in proportion to the total holding of the Company in their capital. The portions corresponding to the proportional assets, liabilities, income and expenses, arising from intercompany transactions, were eliminated on the proportional consolidation.

	Percentage (direct and indirect) of capital

	09.30.03	06.30.03

Agrega Inteligência em Compras Ltda ("Agrega")	50.0	50.0
Quinsa (*)	44.5	41.2

(*) 36.1% of voting capital. However, decisions are shared pursuant to the shareholders' agreement between the controlling shareholders of Quinsa and AmBev.

Quinsa's and Agrega's net assets, proportionally consolidated in the Company's financial statements, are as follows:

. On September 30, 2003

	Agrega	Quinsa	Total

Current assets	1,468	389,289	390,757
Long-term receivables		88,772	88,772
Permanent assets	414	1,065,271	1,065,685
Current liabilities	(774)	(210,282)	(211,056)
Long-term liabilities		(492,201)	(492,201)
Minority interest		(157,976)	(157,976)

Total net assets	1,108	682,873	683,981

. On June 30, 2003

	Agrega	Quinsa	Total

Current assets	303	348,493	348,796
Long-term receivables		92,430	92,430
Permanent assets	425	989,920	990,345
Current liabilities	(1,122)	(506,458)	(507,580)
Long-term liabilities		(144,564)	(144,564)
Minority interest		(144,112)	(144,112)

Total net assets (liabilities)	(394)	635,709	635,315

Quinsa's and Agrega's results, proportionally consolidated in the Company's financial statements, are as follows:

. Quarter ended September 30, 2003

	Agrega	Quinsa	Total

Net sales	135	172,652	172,787
Cost of goods sold		(91,425)	(91,425)

Gross profit	135	81,227	81,362
Operating expenses, net	(633)	(110,232)	(110,865)

Operating loss	(498)	(29,005)	(29,503)
Non-operating expenses		(1,845)	(1,845)
Income tax		1,234	1,234
Minority interest		4,478	4,478

Net loss for the period	(498)	(25,138)	(25,636)

. Quarter ended June 30, 2003

	Agrega	Quinsa	Total

Net sales	148	143,632	143,780
Cost of goods sold		(85,785)	(85,785)

Gross profit	148	57,847	57,995
Operating expenses, net	(653)	(38,782)	(39,435)

Operating profit (loss)	(505)	19,065	18,560
Non-operating expenses		(11,592)	(11,592)
Income tax		73	73
Minority interest		(2,826)	(2,826)

Net income (loss) for the period	(505)	4,720	4,215

The table below shows Quinsa's main holdings in subsidiaries, fully consolidated in its financial statements and adjusted to the percentage holding adopted when preparing AmBev's consolidated financial statements:

	Total percentage holding

	09.30.03	06.30.03

CCBA S.A.	87.7(i)	100
CCBP S.A.	87.7(i)	100
Cerveceria Boliviana Nacional La Paz	68.1	66.1
Cerveceria Chile S.A.	87.6	85.0
Cerveceria Paraguay S.A.	71.7	69.6
Cerveceria y Malteria Quilmes S.A.I.C.A. y G.	87.3	84.8
Fábrica Paraguaya de Vitrios S.A.	64.6	62.7
Fábricas Nacionales de Cerveza S.A.	84.6	50.7
QIB	94.7	93.6
Salus S.A. (ii)	88.4	87.5

(i) Percentage decrease arising from the restructuring process in the Quinsa group.
(ii) Brewery portion, not including the water operation

(n) Transactions with related parties

Transactions with related parties include, among other operations, the buying and selling of raw materials such as flavors and concentrates, malt, corks and various finished products, as well as services such as freight, among others, and administration of certain investment funds, amounts which are eliminated, when applicable, in the Company's consolidated financial statements.

Loan agreements among group companies have undetermined maturity terms and are subject to financial charges equivalent to those on funds raised by the Company and its subsidiaries in the market. They are consolidated based on the same criteria as described above.

(o) Reclassifications

The amount of R$ 722,667 was reclassified from the balance of Cash and cash equivalents, comprising R$ 608,299 to Notes and securities, and R$ 114,368 to Unrealized gain on derivatives, in the balance sheet of June 30, 2003, for better comparability with the current period.

3 Inventories

	Consolidated

	09.30.03	06.30.03

Finished products	154,494	146,850
Work in progress	111,508	73,707
Raw materials	305,976	383,853
Production materials	118,692	129,881
Supplies and other, net	104,446	92,948

	795,116	827,239

4 Other Assets

	Parent Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Current assets
Sundry accounts receivable	617	265	120,178	156,183
Deferred result of commodities swap and forward operations, net			51,078	83,611
Prepaid expenses			93,030	113,574
Advances to suppliers			16,689	14,967

	617	265	280,975	368,335

Long-term receivables
Other taxes and charges recoverable	77,985	77,985	335,067	330,693
Prepaid expenses			123,117	49,417
Other accounts receivable			54,751	66,038
Surplus assets - Instituto AmBev			21,574	21,574

	77,985	77,985	534,509	467,722

5 Property, Plant and Equipment

	Consolidated

	09.30.03	06.30.03	Annual depreciation percentage rates

Cost
Land	206,682	198,185
Buildings and constructions	2,075,649	2,025,039	4
Machinery and equipment	5,324,667	5,153,866	10 to 20
Offsite equipment	867,961	803,456	10 to 20
Other assets and intangibles	855,421	724,504	4 to 20
Construction in progress	152,640	100,667

	9,483,020	9,005,717
Accumulated depreciation	(5,663,036)	(5,414,465)

	3,819,984	3,591,252

On September 30, 2003, the subsidiaries held for sale properties, with a book value of R$ 117,912 (June 30, 2003 - R$ 183,691), which are classified under long-term receivables, net of a provision for expected losses on realization on September 30 and June 30, 2003 of R$ 53,035.

The balance of R$ 183,691 of properties held for sale, on June 30, 2003, included the amount of R$ 73,298 of machinery and equipment, which due to the Company's strategy, were reclassified to property, plant and equipment.

6 Deferred Charges

		Consolidated

	09.30.03	06.30.03

Cost
Pre-operating	176,052	252,140
Implementation and expansion expenses	56,494	191,096
Other	72,635	85,558

	305,181	528,794
Accumulated amortization	(190,123)	(426,005)

	115,058	102,789

During the quarter ended September 30, 2003, the Company wrote-off the deferred asset items which were fully amortized.

7 Holdings in Direct Subsidiaries

(a) Changes, including goodwill and negative goodwill, during the quarter ended September 30, 2003

Description	CBB	Eagle	Arosuco	Agrega	Hohneck (i)	Total

Balance on June 30, 2003	2,493,732	2,551,275	142,202		12	5,187,221
Dividends receivable as interest on own capital	(41,132)					(41,132)
Prepayment of dividends	(1,109,618)(iv)		(34,207)			(1,143,825)
Capital investment	3,660,820 (iii)	(2,551,27) (ii)		2,000		1,111,545
Equity in the results	284,452		58,294	(496)	(1)	342,249
Reversal of provision for loss on unsecured liabilities of subsidiary				(394)		(394)
Amortization of goodwill	(21,184)					(21,184)

Balance on September 30, 2003	5,267,070		166,289	1,110	11	5,434,480

(i)Headquartered abroad;
(ii) In July 2003, the Company contributed its investment in Eagle Distribuidora de Bebidas S.A. (Eagle) to its subsidiary CBB, at the book value in the amount of R$ 2,551,275;
(iii) Capital investment in the subsidiary CBB, by contribution of the investment in Eagle - see item (ii), and the balance of dividends receivable from CBB in the amount of R$ 1,109,545; and
(iv) Portion of the dividends payable to the Company in the amount of R$ 1,109,545, settled by increase in CBB's capital by AmBev - see item (iii).

(b) Goodwill and negative goodwill

	Parent Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Goodwill
CBB based on:
Property, plant and equipment fair value
excess	144,579	144,579	144,579	144,579
Expected future profitability	702,760	702,760	702,760	702,760

	847,339	847,339	847,339	847,339
Expected future profitability
Quinsa			1,061,505	989,432
Cervejaria Astra S.A.			123,211	123,211
Cervecería y Maltería Paysandú			26,557	26,557
Pilcomayo Participações S.A.			33,891	33,891
Malteria Pampa S.A			28,101	28,101
Patí do Alferes Participações S.A			16,922	16,922
Cervejaria Miranda Corrêa S.A.			5,514	5,514

	847,339	847,339	2,143,040	2,070,967
Quinsa and subsidiaries
(proportionally consolidated)			446,314	373,099

Total goodwill	847,339	847,339	2,589,354	2,444,066
Accumulated amortization	(357,227)	(336,042)	(629,707)	(563,224)

Total goodwill, net	490,112	511,297	1,959,647	1,880,842

Negative goodwill
CBB	(149,946)	(149,946)	(149,946)	(149,946
Inversiones Cerveceras Sociedad Anonima
(proportionally consolidated)			(7,712)	(7,020)

Total negative goodwill	(149,946)	(149,946)	(157,658)	(156,966)

	340,166	361,351	1,801,989	1,723,876

During the quarter ended September 30, 2003, the Company acquired, through its subsidiary, 5,720,600 Class B shares of Quinsa, for the amount of R$ 108,803, changing its total economic interest to 44.5%. The goodwill of R$ 36,162 is justified based on the expected future profitability, to be amortized over ten years. In addition, the Company has completed a process of determining certain values attributed as a portion of the purchase price of its interest stake in Quinsa, with an additional adjustment to the originally determined goodwill, in the amount of R$ 36,009, which was economically based on the expected future profitability, to be amortized over ten years.

In October 2003 the Company acquired, through its subsidiary, 5,199,200 Class B shares of Quinsa, changing its total economic interest to 47.99%.

The consolidated financial statements of Quinsa and its subsidiaries, the basis for the proportional consolidation in the consolidated financial statements of AmBev, were prepared in conformity with the accounting principles adopted by the Company for preparing its financial statements in accordance with Brazilian GAAP and CVM regulations.

(c) Information on direct subsidiaries

. On September 30, 2003

Description	CBB	Arosuco	Agrega	Hohneck

Number of shares/quotas held - in thousands
Common shares/quotas	19,881,632	0.3	1,375	10,000
Preferred shares	35,206,010

Total shares/quotas	55,087,642	0.3	1,375	10,000

Percentage of direct holding
Preferred shares	99.9
Common shares/quotas	100	99.7	50	0.009
Total shares/quotas	99.9	99.7	50	0.009
Information on the financial statements of
direct subsidiaries:

Adjusted shareholders' equity	4,926,926	166,786	2,218	1,228,549

Adjusted net income (loss) for the quarter (*)	246,308	48,627	(994)	(99,824)

(*) Due to inter-company results, unrealized profits and fiscal incentives, the equity in the income of certain subsidiaries, as shown in note 7(a) may not correspond to the holding percentage applied to the subsidiary's result in the quarter, listed in this note.

. On June 30, 2003

Description	CBB	Eagle	Arosuco	Agrega	Hohneck

Number of shares/quotas held - in thousands
Common shares/quotas	3,442,186	276	0.3	1,375	10,000
Preferred shares	6,073,132

Total shares/quotas	9,515,318	276	0.3	1,375	10,000

Percentage of direct holding
Preferred shares	99.9
Common shares/quotas	100	99.9	99.7	50	0.009
Total shares/quotas	99.9	99.9	99.7	50	0.009
Information on the financial statements
of direct subsidiaries:
Adjusted shareholders' equity (unsecured
liabilities)	2,138,433	2,553,054	142,627	(788)	1,328,372

Adjusted net income (loss) for the quarter (*)	776,724	(708,358)	35,168	(1,010)	(53,182)

(*)Due to inter-company results, unrealized profits and fiscal incentives, the equity in the results of certain subsidiaries, as shown in note 7(a) may not correspond to the holding percentage applied to the subsidiary's result in the quarter, listed in this note.

(d) Main indirect holdings in subsidiaries

	Total percentage of indirect holding

Company name	09.30.03	06.30.03

Brazil
ANEP - Antarctica Empreendimentos e Participações Ltda.	100	100
Indústria de Bebidas Antarctica do Sudeste S.A. - IBA-Sudeste	98.8	98.8
CRBS S.A.	99.8	99.8
Cervejaria Astra S.A. (*)		97.2
Abroad
Jalua Spain S.L.	100	100
C.A. Cervecera Nacional S.A.	50.2	50.2
Atlántico	50.1

(*) Merged on September 1, 2003 into the subsidiary IBA-Sudeste, based on book values.

8 Loans and Financing - Consolidated

			Current		Long-term

Type/purpose	Financial charges (p.a.)	Final maturity	09.30.03	06.30.03	09.30.03	06.30.03

Local currency
ICMS sales tax incentives	2.3%	January 2012	190,887	39,075	366,280	347,814
Fixed assets	2.4% above the TJLP	June 2009	239,444	246,447	337,917	352,035
Other	2.62% above the TJLP	June 2007	100,532	163	414	481

			530,863	285,685	704,611	700,330

Foreign currency
Syndicated loan	2.4% above quarterly LIBOR	August 2004	1,032,002	6,382		936,006
Bonds	9.70%	September 2013	58,303	8,004	2,923,400	1,436,000
Raw material import financing	4.77%	May 2005	98,951	35,614	22,264	82,216
Fixed assets	6.71%	January 2009	72,684	554,161	471,193	134,711
Other		October 2005	121,468	51,260

			1,383,408	655,421	3,416,857	2,588,933

			1,914,271	941,106	4,121,468	3,289,263

Abbreviations used:

.. TJLP - Long Term Interest Rate
.. LIBOR - London Interbank Offered Rate
.. ICMS - Value-added Tax on Sales and Services

(a) Guarantees

Loans and financings for expansion, construction of new plants and purchases of equipment are guaranteed by mortgages on the plant properties and financial liens on equipment. Loans for the purchase of raw materials, mainly malt, syndicated loans and the issue of Notes on the international market are guaranteed by collaterals of AmBev group companies.

(b) Due dates

On September 30, 2003, long-term financings fall due as follows:

2004	94,024
2005	253,812
2006	430,683
2007	150,581
2008	160,634
Subsequent years, 2009 to 2013	3,031,734

4,121,468

(c) ICMS sales tax incentives

Description	09.30.03	06.30.03

Short and long-term balances
Financings	557,167	386,889

Deferrals of taxes on sales	231,792	424,669

	788,959	811,558

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the state treasury agents, usually over five years as from the original due date.

On September 30, 2003, the amount of R$ 231,792 (June 30, 2003 - R$ 424,669) in Sales tax deferrals includes a current portion of R$ 2,128 (June 30, 2003 - R$ 147,222) classified under Other taxes and contributions payable.

The remaining amounts refer to the financed deferrals of ICMS due for periods of up to ten years, as part of industrial incentive programs. The percentages deferred may be fixed during the program or vary progressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index.

(d) Syndicated loan

The syndicated loan denominated in Yen is guaranteed by collaterals of AmBev and its subsidiaries. On September 30, 2003, by means of a LIBOR swap, this loan became indexed to fixed interest of 7.08% per annum (June 30, 2003 - 5.95% per annum).

(e) Notes issued on the international market

CBB issued in September 2003 US$ 500 million in foreign securities (Bond 2013), with a guarantee from AmBev. These Notes incur 8.75%% interest p.a., and will be amortized semi-annually as from March 2004, with final maturity in September 2013. The contracted interest may increase by 0.5% p.a., if such Notes are not registered at the U.S. Securities and Exchange Commission - SEC by September 18, 2004.

CBB issued in December 2001 US$ 500 million in foreign securities (Bond 2011), with a guarantee from AmBev. These Notes incur 10.7% interest p.a., amortized semi-annually as from July 2002, with final maturity in December 2011.

(f) Contractual clauses

The Company is in compliance with debt and liquidity ratio covenants in connection with obtaining the loans.

During the quarter ended September 30, 2003, Quinsa management and its subsidiaries in Argentina concluded a debt renegotiation process with certain financial institutions, including in connection with the financings payment terms. As a result of this process, the portion of long-term debt that was not in compliance with the covenants, previously classified as short-term, was again reclassified as long-term, pursuant to the final renegotiated terms.

9 Liabilities Related to Fiscal Claims and Provisions for Contingencies

Consolidated

	09.30.03	06.30.03

Social Integration Program (PIS)
and Social Contribution on Revenue (COFINS)	324,213	298,300
Value-added Tax on Sales and Services (ICMS) and Excise Tax (IPI)	512,704	466,627
Income Tax and Social Contribution	47,762	42,291
Labor claims	153,198	138,719
Distributors' claims	26,076	27,908
Other
Abroad (proportionally consolidated)	76,633	79,018
In Brazil	65,217	74,415

	1,205,803	1,127,278

As of September 30 and June 30, 2003, the Company and its subsidiaries have other ongoing lawsuits of a similar nature which, in the opinion of legal counsel, are subject to possible, but not probable, losses of approximately R$ 890,000.

Principal liabilities related to fiscal claims and provisions for contingencies:

(a) PIS and COFINS

The Company obtained an injunction in the first quarter of 1999, granting the right to pay PIS (up to December 31, 2002) and COFINS on billings, without paying these taxes on other revenues. On September 30, 2003, the provision primarily refers to amounts that were not paid pursuant to this injunction. Following the enactment of Law No. 10,637 of December 31, 2002, which established new rules for calculating PIS with effect as from December 1, 2002, the Company began to pay this contribution, including on other revenues.

(b) ICMS and IPI Tax

This provision relates mainly to challenges of zero rated presumed IPI credits and to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996.

(c) Income tax and Social Contribution on Net Profits (CSLL)

This provision relates substantially to recognition of the deductibility of interest on own capital in the calculation of the social contribution for the year 1996.

(d) Labor claims

This provision relates to claims from former employees. On September 30, 2003, deposits related to labor claims made by the Company and its subsidiaries, restated based on official indices, amounted to R$ 95,993 in the consolidated financial statements (June 30, 2003 - R$ 86,953).

(e) Distributors' claims

This provision relates mainly to contractual rescissions between the Company's subsidiaries and certain distributors, due to the restructuring process carried out in the distribution network, and in some cases, because of non-compliance with Company directives.

(f) Other provisions - Brazil

These provisions substantially relate to issues involving the National Social Security Institute (INSS), products and suppliers.

10 Other Liabilities

	Parent Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Current liabilities
Profit sharing - employees and management			28,401	6,016
Accounts payable to related parties			80,931	81,280
Unrealized loss on currency and interest forwards
and swaps operations			13,975	4,452
Deferred income from commodities swap and
forward operations, net			5,237	707
Other accounts payable		43	92,989	35,844

		43	221,533	128,299

Long-term liabilities
Provision for employee benefits			49,254	50,988
Provision for losses on unsecured liabilities
of subsidiary		394
Deferred income tax and social contribution			25,369	25,071
Other accounts payable		34	25,181	21,637

		428	99,804	97,696

Profit sharing - employees and management

Pursuant to the Company's by-laws, this item refers to the distribution to employees of up to 10% of net income for the year, based on pre-determined criteria. Directors are allotted a 5% participation in net income for the period, limited to the amount equivalent to their annual remuneration, whichever is lower. Profit sharing is conditioned to meeting individual and collective goals fixed by the Board of Directors at the beginning of each year.

11 Social Programs

(a) AmBev Pension Fund - Instituto AmBev

CBB and its subsidiaries have two kinds of pension plans: a defined contribution model (open to new members) and a defined benefit model (closed to new members since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by members and the sponsor and managed by Instituto AmBev (IAAP). The main purpose is to supplement the retirement benefits of employees and management. During the quarter ended September 30, 2003, the Company and its subsidiaries made contributions of R$ 1,086 (September 30, 2002 - R$ 1,035) to Instituto AmBev.

The asset surplus of IAAP is recognized by the Company in its consolidated financial statements at the probable realization limit under the current circumstances, in the amount of R$ 21,574 and is presented under Surplus assets - Instituto AmBev.

(b) Medical assistance and other post-employment benefits provided directly by CBB

CBB directly provides medical assistance benefits, reimbursement of medicine expenses and other benefits to certain retired pensioners. On September 30, 2003, the balance of R$ 49,254 (June 30, 2003 - R$ 50,988) was recorded in the Company's consolidated financial statements under Provision for employee benefits.

(c) Fundação Antônio e Helena Zerrener Instituição Nacional de Beneficência (the Zerrener Foundation)

The Zerrenner Foundation's chief objectives are to provide sponsoring companies' employees and administrators with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or via financial aid agreements with other entities.

The actuarial liabilities related to the benefits provided by the Zerrener Foundation were fully offset by an equivalent amount of assets existing at the Zerrener Foundation on the same date. The excess assets were not recorded by the Company in its financial statements, as prescribed in NPC 26.

12 Shareholders' Equity

(a) Changes in shareholders' equity of the parent company

	Subscribed and paid- in capital	Capital reserve	Legal reserve	Investments	For future capital increase	Treasury stock	Retained earnings	Total

On June 30, 2003	3,124,059	16,592	138,253	928,732	25,874	(171,336)	414,274	4,476,448
Share buyback						(49,924)		(49,924)
Prepayment of dividends as interest on own capital							(119,694)	(119,694)
Prepayment of dividends							(495,154)	(495,154)
Net income for the period							340,358	340,358

On September 30, 2003	3,124,059	16,592	138,253	928,732	25,874	(221,260)	139,784	4,152,034

(b) Subscribed and paid-in capital

On September 30, 2003, the Company's capital of R$ 3,124,059 comprised 38,537,333 thousand shares, consisting of 15,735,878 thousand common shares and 22,801,455 thousand preferred shares, all nominative and no par value.

(c) Appropriation of net income for the year and transfers to statutory reserves

The Company's By-Laws provide for the following appropriation of net income for the year, after statutory deductions:

(i) Minimum mandatory dividends

A mandatory dividend of 27.5% of net income is payable to all shareholders. Preferred shareholders are legally entitled to a dividend 10% greater than that paid to common shareholders.

(ii) Statutory reserves

An amount not lower than 5.0% and not higher than 68.8% of net income of each year, for the establishment of an investment reserve to finance the expansion of Company and subsidiary activities, including subscriptions to capital increases and the creation of new businesses.

This reserve cannot exceed 80% of the capital stock. Should this limit be reached, a General Meeting of shareholders must deliberate on the balance, either distributing it to shareholders or increasing capital.

On September 2, 2003, the Company's Board of Directors approved the distribution of dividends in the total amount of R$ 495,154 (without withholding income tax, as provided for by law), which will be considered as a prepayment of this year's minimum mandatory dividend. In addition, the Company's Board of Directors approved the distribution of interest on own capital, in the amount of R$ 222,525, based on the results for the period ended July 31, 2003, to be imputed to the mandatory dividends for the year 2003. The payments started on October 13, 2003, based on the stockholding position on October 2, 2003.

(d) Interest on own capital

Companies have the legal option to attribute interest, calculated based on the TJLP, on shareholders' equity, to shareholders. This interest is deductible for tax purposes and may be imputed as a part of the mandatory dividends when these are distributed. Although interest is recorded in the results for tax purposes, it is reclassified to shareholders' equity in the financial statements.

(e) Reconciliation between the Company's shareholders' equity and consolidated shareholders' equity on September 30, 2003

Shareholders' equity of the parent company	4,152,034
Treasury stock acquired by the subsidiary CBB	(104,990)

Total consolidated shareholders' equity	4,047,044

(f) Treasury stock

The Company's Board of Directors has successively approved the application of funds for its share buyback program, and the Company is authorized, for renewable periods of up to 90 days, to purchase shares within the established limits.

On September 30, 2003, the Company held 390,175 thousand shares in treasury in the total amount of R$ 221,260 (June 30, 2003 - R$ 171,336).

During the quarter ended September 30, 2003, the Company purchased 98,765 thousand of its own shares for R$ 49,924 held in treasury as shown below:

Description	Number of shares - in thousands

Common
Balance on September 30 and June 30, 2003	43,815

Preferred
Balance on June 30, 2003	247,595
Acquisition/buyback	98,765

Balance on September 30, 2003	346,360

Also, on September 30 and June 30, 2003, CBB held 60,731 thousand common shares and 151,894 thousand preferred shares issued by the Company corresponding to R$ 104,990.

13 Stock Ownership Plan - The Plan

AmBev has a plan for the purchase of shares by qualified employees, which is aimed at aligning the interests of both shareholders and executives. As defined in the By-Laws, the Plan is managed by a committee including non-executive members of the Company. This committee periodically creates stock ownership programs for common and preferred shares, defining the terms and categories of employees to be benefited, and the price at which the shares will be purchased. This price cannot be lower than 90% of the average stock price traded on the Brazilian Stock Exchange (BOVESPA) during the three business days prior to granting such rights, indexed to inflation up to the date of actual exercise. The number of shares that may be granted during each year cannot exceed 5% of the total number of shares of each class on that date.

When shares are bought, the Company may issue new shares, or use the balance of treasury stock. The stock granted has no exercise date. Should the existing labor agreement come to an end, the rights expire. Regarding the shares purchased by employees, the Company has the right to repurchase them at a price equal to:

(i) the price paid by the employee, adjusted for inflation, if the shares are sold and if the employee sells the shares during the first thirty months after the purchase;

(ii) the price paid by the employee, adjusted for inflation, for 50% of the lot, and at the market price for the remainder, if the employee sells the shares after the first thirty months, but before sixty months after the purchase;

(iii)the market price, if the sale takes place sixty months after the purchase.

Employees who do not apply at least 70% of their annual bonuses, net of income tax and other charges, to subscribe shares under the stock ownership plan, will forfeit their rights to the underlying shares in the same proportion of the bonuses not applied, unless the equivalent amount had been previously subscribed in cash by the employee.

The Company and its subsidiaries may make advances to employees for the purchase of shares in accordance with the rules set forth in the Plan. Financing arrangements are normally for periods of no more than four years and carry 8% interest p.a. above the General Market Price Index (IGP-M). These financings are guaranteed by the shares issued at the time of purchase. On September 30, 2003, the outstanding consolidated balance of these advances amounted to R$ 259,173 (June 30, 2003 - R$ 255,110).

The change in stock purchase rights during the quarter ended September 30, 2003 is as follows:

Stock purchase rights - in thousands

Balance of shares available for purchase
At the beginning of the quarter	748,677
Purchase rights cancelled	(11,473)

Balance of shares available for purchase at the end of the quarter	737,204

14 Treasury

(a) General considerations

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into cross-currency interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum and sugar.

Financial assets are purchased to hedge against financial liabilities, which allows the Company to redeem them at any time, even though it intends to carry these assets to maturity on their respective due dates.

(b) Financial assets

Nominal amounts of outstanding derivatives totaled R$ 5,462,910 on September 30, 2003 (June 30, 2003 - R$ 4,919,099), as described below:

Description	Nominal outstanding amount

Currency hedge
US$/R$	3,429,420
Yen/R$	798,469
Peso/US$	155,372
Interest rate hedge
Floating LIBOR vs. fixed LIBOR	987,065
CDI x Fixed	396
Commodities hedge
Aluminum	92,190
Sugar	(2)

5,462,910

  Currency and interest rate hedges

  On September 30, 2003, unrealized gains on variable earnings in derivative operations were limited to the lower value between the instruments "yield curve" or their relative market value, in accordance with the Brazilian Corporate Law. Had the Company recorded its derivative instruments at market value, it would have had an additional gain amounting to R$ 99,208 in the result for the period ended September 30, 2003 (June 30, 2003 - R$ 96,260).

  Commodities hedge

These commodities operations were entered into to specifically minimize Company exposure to fluctuations in the prices of raw materials to be acquired. Their net results, calculated at market value, are deferred and recognized in results when the corresponding sales of final products occur. During the quarter ended September 30, 2003, the amount of R$ 3,636 arising from hedge transactions for aluminum was recognized as a credit to the results, and R$ 38,705 arising from currency hedge transactions was recognized as a charge to the results, under Cost of sales.

On September 30, 2003, the amount of R$ 51,078 (June 30, 2003 - R$ 83,611), was deferred and will be recognized as a charge to results when the corresponding sales of final products occur.

(c) Financial liabilities

The Company's financial liabilities, represented mainly by the Bonds, Syndicated Loan and import financings, are stated at cost plus accrued interest and monetary and exchange variations, based on closing rates and indices of each period.

On September 30, 2003, the market value of the Company's main financial liabilities was different from their book value, as shown below:

Financial liabilities	Book value	Market value

Bonds	2,981,703	3,169,904
Syndicated loan	1,032,002	943,722
Import financing	114,927	110,635

	4,128,632	4,224,261

The criteria used to calculate the market value of the financial liabilities are as follows:

  Bonds: secondary market value of the Notes based on the closing quotation on the base date of September 30, 2003 (approximately 111.99% of face value for Bond 2011 and 111.52% for Bond 2013).

  . Syndicated Loan: estimated value based on the secondary market for securities with a similar risk (on average, 3.84% p.a.);

  . Import financing: estimated value for negotiating new transactions with financial institutions on the base date of September 30, 2003, for outstanding instruments with similar maturity terms (on average, 2.45% p.a.).

(d) Financial income and expenses

	Consolidated-quarter ended on
	09.30.03	09.30.02

Financial income
Realized and unrealized gain (loss) from financial instruments(*)	72,428	(93,626)
Foreign exchange gains on investments	469	855,309
Financial income on cash equivalents	47,624	390,023
Interest on taxes, contributions and deposits in court	31,998	7,466
Other	251	28,405

	152,770	1,187,577

Financial expenses
Foreign exchange losses on loans and financings	(113,731)	(1,224,287)
Realized and unrealized gain (loss) from financial instruments	15,722	(397,150)
Interest on foreign currency loans payable	(65,226)	(87,215)
Interest on loans payable in Reais	(31,927)	(31,387)
Taxes on financial transactions	(23,054)	(23,784)
Interest on contingencies and other	(35,133)	(22,360)
Other	(8,128)	10,900

	(261,476)	(1,775,283)

(*) Includes a provision for financial instrument losses at the lower of the "yield curve" or market value of the instruments totaling R$ 2,948.

(e) Concentration of credit risk

A substantial part of the Company's sales are to distributors and retailers within a broad distribution network. Credit risk is reduced due to the large number of customers and control procedures that monitor this risk. Historically, the subsidiaries have not recorded significant losses on receivables from customers.

To minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into account the limits and credit ratings of financial institutions to prevent any credit risk concentration.

15 Income Tax and Social Contribution on Net Income - CSLL

(a) Reconciliation of consolidated Income Tax and CSLL benefit (expense) with nominal rates

	Quarter ended on

	09.30.03	09.30.02

Consolidated net income, before income tax and CSLL	418,976	(71,253)
Profit sharing and contributions	(22,868)	(9,474)

Consolidated net income (loss), before income tax,
CSLL and minority interest	396,108	(80,727)

Benefit (expense) of income tax and CSLL at nominal rates	(134,677)	27,447
Adjustments to determine the effective rate
Effect of non-deductible goodwill amortization	(6,504)
Benefit of deductibility of interest on own capital	40,815
Effect of tax losses from previous years		13,792
Income from subsidiaries abroad not subject to taxation	25,690	502,622
Equity gains on tax credits reserve for tax incentives in subsidiaries	16,922	13,680
Permanent additions, exclusions and other	(4,382)	5,818

Income Tax and CSLL benefit (expense)	(62,136)	563,359

(b) Composition of benefit (expense) of income tax and CSLL

	Parent Company		Consolidated

	09.30.03	09.30.02	09.30.03	09.30.02

Current			(120,096)	(46,003)

Deferred	32,739	2,482	57,960	609,362

Total	32,739	2,482	(62,136)	563,359

(c) Composition of deferred taxes

	Parent Company		Consolidated

	09.30.03	06.30.03	09.30.03	06.30.03

Long-term receivables
Tax loss carryforwards	189,556	112,281	1,223,038	1,174,144
Temporary differences
Non-deductible provisions	46,994	88,185	476,448	429,475
Employees profit sharing			16,746	17,336
Other	(2,553)	792	55,855	92,874

	233,997	201,258	1,772,087	1,713,829

Long-term liabilities
Temporary differences
Accelerated depreciation			17,861	17,861
Other			7,508	7,210

			25,369	25,071

Based on projections of future taxable income of the Parent Company and its subsidiaries located in Brazil and abroad, the estimated recovery of consolidated deferred income tax and social contribution asset on tax losses is as follows:

Nominal
amounts-
millions of reais

2003	89
2004	182
2005	206
2006	258
2007	275
2008	213

1,223

The asset recorded is limited to the amounts for which offset is considered probable as supported by taxable income projections, discounted to present values, to be realized over the next ten years, pursuant to CVM Instructions 273/98 and 371/02, and considering that offset is limited to 30% of pre-tax income for the year, under Brazilian tax legislation.

The deferred income tax asset as of September 30, 2003 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of the tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as the Company cannot be sure that realization is probable.

It is estimated that the deferred taxes on temporary differences as of September 30, 2003 will be realized by fiscal year 2008. However, it is not possible to estimate with reasonable accuracy when these temporary differences will be realized because the major part of these differences depends on legal decisions over which the Company has no control nor any means of anticipating when a final decision will be reached.

The projections of future taxable income include various estimates on the performance of the economy in Brazil and abroad, the selection of exchange rates, sales volumes, sales prices, tax rates and other factors that may differ from actual data and amounts.

Since the income tax and social contribution derive not only from taxable income but also depend on the Company's tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemption and incentives, and other variables, there is no relevant correlation between net income and income tax and social contribution. Therefore, we recommend that the tax loss carryforwards should not be taken as an indicator of future profits.

16 Operating income (expenses), net - for the quarter ended

	Parent Company		Consolidated

	09.30.03	09.30.02	09.30.03	09.30.02

Operating income
Exchange rate gains and other on investments abroad			13,742	104,318
Reversal of the provision for losses on unsecured liabilities at Hohneck		190,016
Equity in results and gains in subsidiaries			43,952	40,236
Recovery of taxes and contributions			2,687	258
Discount on the settlement of debts			16,572
Write-off of goodwill on divestment		14,843		14,843
Other operating income	338		17,821	5,664

	338	204,859	94,774	165,319

Operating expenses
Amortization of goodwill	(21,184)	(21,185)	(59,360)	(26,936)
Provision for losses on unsecured liabilities		(104,362)
Other operating expenses	(518)	(1,484)	(29,989)	(11,889)

	(21,702)	(127,031)	(89,349)	(38,825)

Operating income (expenses), net	(21,364)	77,828	5,426	126,494

17 Non-operating income (expenses), net - for the quarter ended

		Consolidated

	09.30.03	09.30.02
Non-operating income
Disposal of property, plant and equipment	15,709	18,786
Other non-operating income	7,717	2,714
	23,426	21,500
Non-operating expenses
Provision for loss on property, plant and equipment	(1,068)	(5,111)
Other non-operating expenses	(5,171)	(7,223)
	(6,239)	(12,334)
Other non-operating income (expenses), net	17,187	9,166

18 Insurance

On September 30, 2003 the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories, are insured against fire and other risks at replacement value. Insurance coverage is higher than the book values.

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - Code	2 - Description	3 - 09/30/2003	4 - 06/30/2003
1	Total assets	14,253,807	11,950,246
1.01	Current assets	5,468,552	3,582,304
1.01.01	Available funds	2,015,785	576,251
1.01.01.01	Cash and cash equivalents	2,015,785	576,251
1.01.02	Credits	2,376,676	1,810,479
1.01.02.01	Marketable securities	1,191,129	913,168
1.01.02.02	Unrealized gains on derivatives	205,612	114,368
1.01.02.03	Trade accounts receivable	408,605	321,188
1.01.02.04	Taxes recoverable	571,330	461,755
1.01.03	Inventories	795,116	827,239
1.01.04	Other	280,975	368,335
1.01.04.01	Other assets	280,975	368,335
1.02	Long term receivables	3,022,768	2,938,699
1.02.01	Sundry credits	2,370,347	2,287,286
1.02.01.01	Deposits in court, compulsory deposits and tax incentives	339,087	318,347
1.02.01.02	Advances to employees for purchase of shares	259,173	255,110
1.02.01.03	Deferred income tax and social contribution	1,772,087	1,713,829
1.02.02	Receivables from related parties
1.02.02.01	Associated companies
1.02.02.02	Subsidiaries
1.02.02.03	Other related parties
1.02.03	Other	652,421	651,413
1.02.03.01	Property, plant and equipment held for sale	117,912	183,691
1.02.03.02	Other assets	534,509	467,722
1.03	Permanent assets	5,762,487	5,429,243
1.03.01	Investments	1,827,445	1,735,202
1.03.01.01	Associated companies
1.03.01.02	Subsidiaries	1,801,989	1,723,876
1.03.01.02.01	Subsidiaries - Goodwill/Negative goodwill (net)	1,801,989	1,723,876
1.03.01.03	Other investments	25,456	11,326
1.03.02	Property, plant and equipment	3,819,984	3,591,252
1.03.03	Deferred charges	115,058	102,789

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of reais)

1 - Code	2 - Description	3 - 09/30/2003	4 - 06/30/2003
2	Total liabilities and shareholders' equity	14,253,807	11,950,246
2.01	Current liabilities	4,407,140	2,685,897
2.01.01	Loans and financing	1,914,271	941,106
2.01.02	Debentures
2.01.03	Suppliers	478,757	424,942
2.01.04	Taxes, charges and contributions	826,922	858,665
2.01.04.01	Income tax and social contribution	526,429	431,996
2.01.04.02	Other	300,493	426,669
2.01.05	Dividends payable	848,242	233,865
2.01.05.01	Dividends payable	728,121	8,909
2.01.05.02	Provisions for interest on own capital	120,121	224,956
2.01.06	Provisions
2.01.07	Payable to related parties
2.01.08	Other	338,948	227,319
2.01.08.01	Payroll, profit sharing and related charges	117,415	99,020
2.01.08.02	Other liabilities	221,533	128,299
2.02	Long-term liabilities	5,656,739	4,791,684
2.02.01	Loans and financing	4,121,468	3,289,263
2.02.02	Debentures
2.02.03	Provisions	1,205,803	1,127,278
2.02.03.01	For contingencies	1,205,803	1,127,278
2.02.04	Payable to related parties
2.02.05	Other	329,468	375,143
2.02.05.01	Deferred taxes on sales	229,664	277,447
2.02.05.02	Other liabilities	99,804	97,696
2.03	Deferred income
2.04	Minority interest	142,884	101,206
2.05	Shareholders' equity	4,047,044	4,371,459
2.05.01	Paid-in capital	3,124,059	3,124,059
2.05.02	Capital reserves	16,592	16,592
2.05.02.01	Advances for future capital increase
2.05.02.02	Share purchase option premium	4,867	4,867
2.05.02.03	Premium on sale of treasury stock	11,725	11,725
2.05.03	Revaluation reserve
2.05.03.01	Own assets
2.05.03.02	Subsidiary/associated companies
2.05.04	Revenue reserves	766,609	816,534
2.05.04.01	Legal	138,253	138,253
2.05.04.02	Statutory	928,732	928,732
2.05.04.02.01	For investments	928,732	928,732
2.05.04.03	For Contingencies
2.05.04.04	Unrealized profits
2.05.04.05	Profit retention	25,874	25,874
2.05.04.05.01	Future capital increase	25,874	25,874
2.05.04.06	Special reserve for undistributed dividends
2.05.04.07	Other revenue reserves	(326,250)	(276,325)
2.05.04.07.01	Treasury stock	(326,250)	(276,325)
2.05.05	Retained earnings	139,784	414,274

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2003	4 - 01/01/2003	5 - 07/01/2002	6 - 01/01/2002
3.01	Gross sales and/or services	3,969,992	11,620,851	3,301,402	9,505,709
3.02	Deductions	(1,949,111)	(5,746,985)	(1,617,021)	(4,615,880)
3.03	Net sales and/or services	2,020,881	5,873,866	1,684,381	4,889,829
3.04	Cost of sales and/or services	(896,704)	(2,861,955)	(758,834)	(2,343,123)
3.05	Gross profit	1,124,177	3,011,911	925,547	2,546,706
3.06	Operating expenses/income	(722,388)	(1,602,736)	(1,005,966)	(2,126,925)
3.06.01	Selling	(336,336)	(961,276)	(282,784)	(912,538)
3.06.01.01	Marketing	(179,438)	(513,885)	(153,825)	(529,296)
3.06.01.02	Direct distribution	(156,898)	(447,391)	(128,959)	(383,242)
3.06.02	General and administrative	(279,903)	(731,513)	(261,970)	(635,067)
3.06.02.01	Administrative	(94,815)	(293,145)	(95,273)	(272,149)
3.06.02.02	Management fees	(5,761)	(9,686)	(2,317)	(7,269)
3.06.02.03	Depreciation, amortization and depletion	(105,646)	(302,204)	(91,965)	(241,764)
3.06.02.04	Provisions for contingencies	(73,681)	(126,478)	(72,415)	(113,885)
3.06.03	Financial	(108,706)	297,398	(587,706)	(813,017)
3.06.03.01	Financial income	152,770	555,308	1,187,577	2,188,777
3.06.03.02	Financial expenses	(261,476)	(257,910)	(1,775,283)	(3,001,794)
3.06.04	Other operating income	94,775	208,047	165,319	349,776
3.06.05	Other operating expenses	(89,349)	(410,997)	(38,825)	(116,079)
3.06.06	Equity in the result of subsidiaries	(2,869)	(4,395)
3.07	Operating profit	401,789	1,409,175	(80,419)	419,781
3.08	Non-operating results	17,187	(11,123)	9,166	(45,493)
3.08.01	Income	23,426	35,449	21,500	28,054
3.08.02	Expenses	(6,239)	(46,572)	(12,334)	(73,547)
3.09	Income before taxes/profit sharing	418,976	1,398,052	(71,253)	374,288
3.10	Income tax and social contribution	(120,096)	(548,344)	(46,003)	(98,819)
3.11	Deferred income tax and social contribution	57,960	154,156	609,362	791,214
3.12	Statutory profit sharing/contributions	(22,868)	(31,387)	(9,474)	(43,210)
3.12.01	Profit sharing	(22,868)	(31,387)	(3,970)	(33,323)
3.12.01.01	Employees	(18,572)	(28,813)	(3,022)	(26,384)
3.12.01.02	Management	(4,296)	(2,574)	(948)	(6,939)
3.12.02	Contributions	(5,504)	(9,887)
3.13	Reversal of interest on own capital
3.14	Minority interest	6,386	5,352	14,805	55,426
3.15	Net income for the period	340,358	977,829	497,437	1,078,899
	SHARES OUTSTANDING EXCLUDING TREASURY STOCK (in thousands)	37,934,533	37,934,533	38,498,493	38,498,493
	EARNINGS PER SHARE	0.00897	0.02578	0.01292	0.02802
	LOSS PER SHARE

08.01 - COMMENTS ON THE CONSOLIDATED RESULTS

AMBEV REPORTS THIRD QUARTER 2003 RESULTS

São Paulo, November 10, 2003 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and Brazil’s leading beverage company, today announced its results for the third quarter 2003 (3Q03). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian Corporate Law. AmBev’s Brazilian Operations is comprised of the Brazilian Beer Segment, the Brazilian Soft Drinks and Non-Alcoholic Non-Carbonated (Nanc) Segment and the Other Products Segment. AmBev’s Consolidated Operations are comprised of AmBev’s Brazilian Operations and its International Operations, which include AmBev’s 43.3% economic stake in Quinsa and other International Operations (currently Venezuela, but beginning in the fourth quarter 2003 also Guatemala and Peru). Comparisons, unless otherwise stated, refer to the third quarter of 2002 (3Q02).

OPERATING AND FINANCIAL HIGHLIGHTS

  As anticipated on October 3, Brazilian beer sales volume declined 12.3%; net revenues of beer in Brazil grew 13.0% in light of AmBev’s revenue management initiatives

  While overall soft drink sales volume was almost stable (-0.7%), our core portfolio grew 8.0%; net revenues of soft drinks increased 13.3%

  Cash COGS for hectoliter declined sequentially; cash COGS for beer declined by 4.8% and cash COGS for CSD declined by 8.5% versus second quarter 2003

  EBITDA for the Brazilian operations grew 16.8% to R$722.3 million; AmBev’s consolidated EBITDA reached R$777.8 million, 20.7% higher than pro-forma third quarter 2002

  Further consolidating AmBev’s international expansion, the company began operating in Guatemala on September 18 and its performance to date has been very encouraging; AmBev also announced the acquisition of some assets in Peru for roughly US$32 million; and, it recently concluded the purchase of 12 million additional Class B shares of Quinsa, increasing its economic stake in the company to 48.0%

Table 1: Financial Highlights			%
R$ millions	3Q03*	3Q02*	change

AmBev – Brazilian Operations *
Net Sales	1,797.5	1,588.1	13.2%
Gross Profit	1,019.6	884.2	15.3%
EBIT	559.1	457.2	22.3%
EBITDA	722.3	618.3	16.8%

AmBev – Consolidated
Net Sales	2,020.9	1,795.9	12.6%
Gross Profit	1,124.2	964.5	16.6%
EBIT	581.6	452.7	28.5%
EBITDA	777.8	644.4	20.7%
Net Income	340.4	NA	NM
EPADR (R$/ADR)	0.90	NA	NM
EPADR (US$/ADR)	0.31	NA	NM

Values may not add due to rounding. NA Not Available. NM Not Meaningful. Average exchange rate used for 3Q03 is R$2.93=US$1.00 and R$3.13=US$1.00 for 3Q02. Total number of shares as of September 30, 2003 = 38,537,333,762. Shares in treasury on the same date amounted to 602,799,863 including shares held by CBB in treasury. Per share calculation based on number of existing shares minus shares in treasury. *The analysis of AmBev’s Brazilian operations for 3Q03 and 3Q02, as well as of AmBev’s consolidated financials for 3Q02 is based on pro-forma figures.

09.01 - PARTICIPATIONS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)
01		60.522.000/0001-83	PRIVATE SUBSIDIARY	99.99	1.27
COMMERCIAL, MANUFACTURING AND OTHER		55,087,642		9,515,318
02	HOHNECK		PRIVATE SUBSIDIARY	01
COMMERCIAL, MANUFACTURING AND OTHER		10,000		10,000
03	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00
COMMERCIAL, MANUFACTURING AND OTHER		1,375		1,375
04	AROSUCO AROMAS E SUCOS LTDA.	03.134.910/0001-55	PRIVATE SUBSIDIARY	99.70	0.04
COMMERCIAL, MANUFACTURING AND OTHER		335		335

16.01 - OTHER IMPORTANT INFORMATION ON THE COMPANY

COMPLEMENTARY INFORMATION

In addition to the financial statements, the Company presents its cash flow statements in accordance with CVM Notification 01/00 of January 31, 2000, which encourages the disclosure of this information.

CONSOLIDATED STATEMENT OF CASH FLOWS

For quarters ended September 30, 2003 and 2002.

		In thousands of reais

	09.30.03	09.30.02

Operating activities
Net income for the quarter	340,358	497,437
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization of deferred charges	197,067	169,124
Provision for contingencies and liabilities related to tax claims	74,671	106,874
Discount on the settlement of debts	(16,572)
Financial charges on the provision for contingencies and liabilities related to tax claims	23,380	12,100
Interest and variations on the stock ownership plan	(7,851)	(24,619)
Equity in results of affiliates	2,869
Interest on and variations in taxes and contributions	(21,706)	(3,309)
Losses (gains) on sale of property, plant and equipment	(11,303)	568
Exchange rate variation and charges on financings	207,858	1,296,419
Unrealized exchange rate variation and gains on financial assets	(120,743)	(836,303)
Benefit of deferred income tax and social contribution	(57,960)	(609,362)
Exchange rate gains or losses on subsidiaries abroad that do not affect cash	(13,861)	(88,685)
Amortization of goodwill, net of realized negative goodwill	59,360	12,093
Minority interest	(6,386)	(14,805)
Equity gains in subsidiaries	(1,271)

Decrease (Increase) in assets
Trade accounts receivable	(79,992)	(10,328)
Taxes recoverable	(76,355)	40,171
Inventories	42,943	190,273
Deposits in court	(20,725)	(16,620)
Prepaid expenses	30,136	40,220
Other	62,830	(73,806)

Increase (decrease) in liabilities
Suppliers	54,725	67,706
Salaries, profit sharing and social charges	40,618	11,190
Contingency-related disbursements	(23,133)	(14,260)
Income tax, social contribution and other taxes	70,540	968
Other	7,236	142,287

Cash generated by operating activities	756,733	895,333

Investing activities
Marketable securities (maturity over 90 days)	(215,856)	(673,788)
Securities and guarantee deposits	(3,736)	(448,782)
Cash received on disposal of permanent assets	6,714	22,927
Acquisition of investments	(120,088)	(107,391)
Acquisition of property, plant and equipment	(196,693)	(160,951)
Expenditures on deferred charges	(3,906)	(19,008)

Cash used in investing activities	(533,565)	(1,386,993)

Financing activities
Financings
Funding obtained	1,747,645	77,750
Amortization	(493,284)	(897,257)
Received from employees for the purchase of shares		27,042
Share buyback	(49,924)	(19,100)
Payment of dividends	(2,153)	(297)
Other	4,594	1,485

Cash generated by (used in) financing activities	1,206,878	(810,377)

Exchange rate gains or losses on cash and cash equivalents	9,488	205,306
Increase (decrease) in cash and cash equivalents	1,439,534	(1,096,731)

Cash and cash equivalents at beginning of the quarter	576,251	1,757,417
Cash and cash equivalents at end of the quarter	2,015,785	660,686

Increase (decrease) in cash and cash equivalents	1,439,534	(1,096,731)

Additional information on cash flows for the quarter ended:

		In thousands of reais

	09.30.03	09.30.02

Payments in cash during the quarter:
Payment of interest on financings	23,512	54,654
Disbursement of income tax and social contribution	73,453	6,625

17.01 - REPORT ON SPECIAL REVIEW - WITHOUT QUALIFICATION

To the Management and Shareholders
Companhia de Bebidas das Américas - AmBev

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Companhia de Bebidas das Américas (AmBev) for the quarters and periods ended September 30 and June 30, 2003 and September 30, 2002. This information is the responsibility of the Company's management.

2 Our reviews were performed in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regards to the main criteria adopted for the preparation of the Quarterly Information (ITR), and (b) a review of the material information and of the subsequent events that have, or could have, material effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any significant adjustments which should be made to the above Quarterly Information in order that it be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information and in conformity with the regulations of the Brazilian Securities Commission (CVM).

4 Our limited reviews were conducted for the purpose of issuing a report on the Quarterly Information (ITR) mentioned in the first paragraph above. The statement of cash flows, which is being presented in the Quarterly Information (ITR) to provide supplemental information on the Company, is not required for fair presentation by accounting practices adopted in Brazil. The statement of cash flows was submitted to the same limited review procedures described in the second paragraph and we have concluded that there is no material modification which should be made in order that it be properly stated in all of its material respects in relation to the Quarterly Information (ITR) taken as a whole.

São Paulo, November 3, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto Contador
CRC 1RJ026365/T-6 "T" SP 002331

TABLE OF CONTENTS

Group	Table	Description	Page
01	01	IDENTIFICATION
01	02	HEAD OFFICE
01	03	INVESTOR RELATIONS OFFICER (Address for Correspondence with Company)
01	04	GENERAL INFORMATION / INDEPENDENT ACCOUNTANTS
01	05	CAPITAL COMPOSITION
01	06	COMPANY PROFILE
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
01	08	CASH DIVIDENDS
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR
01	10	INVESTOR RELATIONS OFFICER
02	01	BALANCE SHEET - ASSETS
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY
03	01	STATEMENT OF INCOME
04	01	NOTES TO THE QUARTERLY STATEMENTS
06	01	CONSOLIDATED BALANCE SHEET - ASSETS
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY
07	01	CONSOLIDATED STATEMENT OF INCOME
09	01	EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES
16	01	OTHER IMPORTANT INFORMATION ON THE COMPANY
17	01	REPORT ON THE LIMITED REVIEW OF QUARTERLY STATEMENTS - UNQUALIFIED
		COMPANHIA BRASILEIRA DE BEBIDAS
		HOHNECK
		EAGLE DISTRIBUIDORA DE BEBIDAS S.A.
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA.
		AROSUCO AROMAS E SUCOS LTDA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.